

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

June 3, 2009

Mr. T.C. Leung
Chief Executive Officer
Euro Tech Holdings Company, Limited
18/F Gee Chang Hong Centre
65 Wong Chuk Hong Road, Hong Kong

      **Re: Euro Tech Holdings Company, Limited
              Form 20-F for Fiscal Year Ended December 31, 2007
              Filed June 30, 2008
              Form 20-F/A for Fiscal Year Ended December 31, 2007
              Filed January 23, 2009
              File No. 0-22113**

Dear Mr. Leung:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

               Sincerely,

               Jennifer K. Thompson
               Branch Chief